UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

MARTI TECHNOLOGIES, INC.

(Name of Issuer)

Ordinary Share, par value $0.0001 per share

(Title of Class of Securities)

573134 103

(CUSIP Number)

Attention: Operation Administration Department/ MARTI 52634

European Bank for Reconstruction and Development

5 Bank Street

London E14 4BG

United Kingdom

Telephone: +44 20 7338 6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Reporting Person is s a multilateral development bank established pursuant to an international treaty.
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 3,025,439
	6.	Shared Voting Power* 0
	7.	Sole Dispositive Power 3,025,439
	8.	Shared Dispositive Power* 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 3,025,439
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)* 6.2%[1]
12.	Type of Reporting Person (See Instructions) FI

[1]	Based upon 48,574,596 ordinary shares of the Company outstanding as of October 11, 2023, as reported in the Company’s Prospectus filed with the SEC on October 27, 2023.

Item 1.

(a)	Name of Issuer

Marti Technologies, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at Buyukdere Cd. No: 237, Maslak, 34485, Sariyer/Istanbul, Turkiye

Item 2.

(a)	Name of Person(s) Filing

European Bank For Reconstruction And Development

(b)	Address of Principal Business Office or, if none, Residence

European Bank For Reconstruction And Development

5 Bank St

London E14 4BG

United Kingdom

(c)	Citizenship

The Reporting Person is s a multilateral development bank established pursuant to an international treaty..

(d)	Title of Class of Securities

Ordinary Shares, par value $0.0001 per share

(e)	CUSIP Number

573134 103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
(b)	☒	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

The Reporting Person is s a multilateral development bank established pursuant to an international treaty.

Item 4. Ownership

The information set forth on page 2 is incorporated by reference into this item.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect..

This Form is signed by the undersigned person in such person’s official capacity as Chief Counsel, the European Bank of Reconstruction and Development (EBRD), and without prejudice to or waiver of any privileges and immunities enjoyed by the EBRD and its Directors, Alternates, Officers and employees.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2024

European Bank For Reconstruction And Development

By:	/s/ Elie Raimond
Name:	Elie Raimond
Title:	Chief Counsel

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